

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

September 16, 2008

Praxair, Inc.
Attention: Patrick M. Clark, Vice President and Controller
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

**Re: Praxair, Inc.
Annual Report on Form 10-K for
Fiscal Year Ended December 31, 2007
Filed February 27, 2008
Definitive Proxy Statement on Schedule 14A
Filed Match 3, 2008
File No. 1-11037**

Dear Mr. Clark:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director